

Mail Stop 3720

March 6, 2008

Mr. Sebastian Cassetta
Chief Executive Officer
Sielox, Inc.
170 East Ninth Ave.
Runnemede, NJ 08078

> **Re:** **Sielox, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 4, 2007**
>
> **Form 10-Q/A for Fiscal Quarter Ended September 30, 2007**
> **File No. 0-29423**

Dear Mr. Cassetta:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director